EXHIBIT 99.4

YAMANA GOLD INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of Yamana Gold Inc. (the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed the close of business on May 21, 2004 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of and to vote at the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on June 22, 2004, or no later than 48 hours (excluding Saturdays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of May 21, 2004. This management information circular contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “Cdn$".

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on June 22, 2004, or no later than 48 hours (excluding Saturdays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (40 King Street West, Suite 2100, Toronto, ON M5H 3C2; Attention: Mark T. Bennett, Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the supplemental mailing list return card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario, M5H 4A6.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Directors and senior officers of the Company have an interest in the resolution concerning the amendment to the Company’s 2001 share incentive plan as such persons are eligible to be granted options under the plan. Certain directors and senior officers of the Company also have an interest in the resolution concerning the share subscription arrangements.

Voting Securities and Principal Holders Thereof

As of April 30, 2004, 95,060,750 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting has been fixed at May 21, 2004. In accordance with the provisions of the Canada Business Corporations Act (the “CBCA”), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and senior officers of the Company, as of the date hereof, the only persons, firms or corporations who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company are as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Santa Elina Mines Corporation	27,235,713	28.7%

(1)	Santa Elina Mines Corporation also owns 15,942,856 common share purchase warrants of the Company, each warrant entitling the holder to acquire one Common Share at a price of Cdn$1.50 until July 31, 2008.

Statement of Executive Compensation

The following table provides information for the three financial years ended February 29, 2004 regarding compensation paid to or earned by the Company’s former and current President and Chief Executive Officer and the Company’s four most highly compensated executive officers other than the President and Chief Executive Officer as at February 29, 2004 (the “Named Executive Officers”). All amounts in the following table are express in Canadian dollars.

Summary Compensation Table(7)(8)

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	All Other Compensation ($)

Peter Marrone (1)	2004	198,848	98,620	106,594	1,250,000	Nil
President and Chief	2003	N/A	N/A	N/A	N/A	N/A
Executive Officer	2002	N/A	N/A	N/A	N/A	N/A

Victor Bradley (2)	2004	186,886	Nil	91,000	100,000	68,600
Former President and	2003	175,000	125,000	Nil	Nil	Nil
Chief Executive Officer	2002	176,000	Nil	Nil	39,483	Nil

Charles Main (3)	2004	99,261	24,815	Nil	350,000	Nil
Vice President, Finance	2003	N/A	N/A	N/A	N/A	N/A
and Chief Financial	2002	N/A	N/A	N/A	N/A	N/A
Officer

Antenor F. Silva, Jr. (4)	2004	123,401	32,167	109,754	1,200,000	Nil
Chief Operations Officer	2003	N/A	N/A	N/A	N/A	N/A
	2002	N/A	N/A	N/A	N/A	N/A

Melvin L. Klohn (5)	2004	164,594	Nil	45,500	100,000	173,655
Vice President,	2003	114,000	Nil	Nil	Nil	Nil
Exploration	2002	115,000	Nil	Nil	14,358	Nil

Greg McKnight (6)	2004	16,667	6,250	Nil	400,000	Nil
Vice President, Business	2003	N/A	N/A	N/A	N/A	N/A
Development	2002	N/A	N/A	N/A	N/A	N/A

(1)	Mr. Marrone was appointed as President and Chief Executive Officer of the Company effective July 31, 2003. Mr. Marrone’s 2004 salary amount represents salary from July 31, 2003 to February 29, 2004. Other Annual Compensation for 2004 includes $100,000 paid at the equivalent rate of Mr. Marrone’s salary for the period prior to July 31, 2003 during the change of management and reorganization of the Company.
(2)	Mr. Bradley resigned as President and Chief Executive Officer of the Company effective July 31, 2003, but remains a non-executive director of the Company. Mr. Bradley received 350,000 shares of the Company as part of his severance arrangement. Mr. Bradley’s 2004 salary amount includes $129,722 that was paid to him in shares of the Company. Mr. Bradley’s 2004 Other Annual Compensation amount of $91,000 was also paid to him in shares of the Company.
(3)	Mr. Main was appointed as Vice President, Finance and Chief Financial Officer of the Company effective July 31, 2003. This amount represents salary from July 31, 2003 to February 29, 2004.
(4)	Mr. Silva was appointed as Chief Operations Officer of the Company effective August 12, 2003. Mr. Silva’s 2004 salary amount represents salary from August 12, 2003 to February 29, 2004. Other Annual Compensation for 2004 represents $109,754 paid at the equivalent rate of Mr. Silva’s salary for the period prior to August 12, 2003 during the change of management and reorganization of the Company.
(5)	Mr. Klohn was appointed as Vice President, Exploration of the Company effective January 1, 2004. This amount represents salary from March 1, 2003 to August 31, 2003 and from January 1, 2004 to February 29, 2004. Mr. Klohn’s 2004 salary amount includes $78,577 that was paid to him in shares of the Company. Mr. Klohn’s 2004 Other Annual Compensation amount of $45,500 was also paid to him in shares of the Company. Mr. Klohn resigned from the Company on September 30, 2003 and advised the Company on an interim basis between September 30, 2003 and January 1, 2004. Mr. Klohn was paid $7,975 in consulting fees during the period from September 30, 2003 to January 1, 2004.

(6)	Mr. McKnight was appointed as Vice President, Business Development of the Company effective February 5, 2004. This amount represents salary from February 5, 2004 to February 29, 2004.
(7)	The Company has agreed to pay the Named Executive Officers a fixed annual bonus in the aggregate amount of $47,137.51.
(8)	All US dollar amounts shown have been converted from United States dollars to Canadian dollars based on an exchange rate of Cdn$0.7289:US$1.

Stock Options

The following table provides details of stock options granted to the Named Executive Officers during the financial year ended February 29, 2004 pursuant to the Company’s share incentive plan (the “Share Incentive Plan”).

Option Grants During the Financial Year Ended February 29, 2004

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price (Cdn$/Security)	Market Value of Securities Underlying Options on the Date of Grant (Cdn$/Security)	Expiration Date

Peter Marrone	1,250,000	31	1.67	1.67	July 31, 2013

Victor Bradley	100,000	2	1.67	1.67	July 31, 2013

Charles Main	350,000	9	1.67	1.67	July 31, 2013

Antenor F. Silva, Jr	1,200,000	30	1.67	1.67	July 31, 2013

Melvin L. Klohn	100,000	2	2.61	2.86	January 1, 2009

Greg McKnight	400,000	10	1.67	1.67	July 31, 2013

(1)	Based on the total number of options granted to employees of the Company and its subsidiaries pursuant to the Share Incentive Plan during the financial year ended February 29, 2004 of 4,045,000.
(2)	After giving effect to the consolidation of the Common Shares effective August 12, 2003.

The following table provides details regarding stock options exercised by the Named Executive Officers during the financial year ended February 29, 2004 and year-end option values.

Aggregated Option Exercises During the Financial Year Ended February 29, 2004
and Year-End Option Values

			Unexercised Options at February 28, 2004		Value of Unexercised in-the- money Options at February 29, 2004(1)
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn$)	Exercisable (#)	Unexercisable (#)	Exercisable (Cdn$)	Unexercisable (Cdn$)

Peter Marrone	Nil	Nil	1,250,000	Nil	1,975,000	Nil

Victor Bradley	Nil	Nil	171,788	Nil	180,972	Nil

Charles Main	Nil	Nil	350,000	Nil	553,000	Nil

Antenor F. Silva, Jr	Nil	Nil	1,200,000	Nil	1,896,000	Nil

Melvin L. Klohn	26,024	76,250	100,000	Nil	158,000	Nil

Greg McKnight	Nil	Nil	400,000	Nil	632,000	Nil

(1)	Calculated using the closing price of the Common Shares on the Toronto Stock Exchange (the "TSX") on February 27, 2004 of Cdn$3.25 less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Employment Agreements

The Company or its wholly-owned subsidiaries, have entered into employment agreements with each of the Named Executive Officers.

The Company has entered into employment agreements (i) dated July 25, 2003 with Peter Marrone, President and Chief Executive Officer of the Company; (ii) dated August 6, 2003 with Charles Main, Vice President, Finance and Chief Financial Officer of the Company; (iii) dated August 12, 2003 with Antenor F. Silva, Jr., Chief Operations Officer of the Company; (iv) dated December 16, 2003 with Melvin L. Klohn, Vice President, Exploration of the Company; and (v) dated January 8, 2004 with Greg McKnight, Vice President, Business Development of the Company.

The employment agreement relating to Mr. Marrone provides that on termination of Mr. Marrone’s employment with the Company for any reason other than cause, or upon Mr. Marrone’s resignation in connection with a change of control of the Company, Mr. Marrone is entitled to a payment equal to three times his highest annual salary and bonus (plus additional premium in the case of a change of control). In addition, Mr. Marrone’s employment agreement contains customary provisions relating to the termination of his employment for good reason, and in such event, severance payments would be made as noted above.

The employment agreements relating to Messrs. Main, Silva and Klohn provide that on termination of their respective employment with the Company for any reason other than cause, each is entitled to a payment equal to his annual base salary plus accrued but unused vacation. Any previously issued options granted to Messrs. Main, Silva or Klohn, as applicable, shall vest upon termination of his employment and shall remain exercisable for 12 months from such termination, notwithstanding the provisions of any agreement or plan.

The employment agreement relating to Mr. McKnight provides that on termination of his employment with the Company for any reason other than cause, or upon Mr. McKnight’s resignation in connection with a material change in management of the Company, Mr. McKnight is entitled to a payment equal to 18 months’ base salary plus accrued but unused vacation. Any previously issued options granted to Mr. McKnight shall vest upon termination of his employment and shall remain exercisable for 18 months from such termination, notwithstanding the provisions of any agreement or plan.

In connection with the resignation of Victor Bradley as President and Chief Executive Officer of the Company effective July 31, 2003, the Company paid him $50,000 and issued 350,000 Common Shares to Mr. Bradley in lieu of any and all amounts which may be owing to Mr. Bradley pursuant to the terms of his employment agreement with the Company. Mr. Bradley agreed that he will not sell or otherwise dispose of such Common Shares as to 87,500 shares on or before February 12, 2004, as to 87,500 shares on or before August 12, 2004 and as to 87,500 shares on or before February 12, 2005, without the consent of the underwriters.

Other than as described above, the Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company and its subsidiaries, from a change of control of the Company and its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.

Compensation of Directors

Standard Compensation Arrangements

Each non-executive director of the Company receives an annual retainer fee of Cdn$20,000, paid quarterly for the attendance of a minimum of four Board meetings per year, with an additional Cdn$1,000 per meeting in excess of four Board meetings in one year. The Chairman of the Board receives an additional retainer fee of Cdn$5,000 per year. Members of the audit, compensation, corporate governance and nominating, and technical committees of the Board are paid Cdn$1,500, Cdn$1,000, Cdn$1,000 and Cdn$1,000 per meeting, respectively, and the Chairman of each such committees of the Board are paid an annual retainer fee of Cdn$4,000, Cdn$2,000, Cdn$2,000 and Cdn$2,000, respectively. Members of the Technical Committee receive an additional fee of Cdn$1,200 per diem when consulting at a mine site.

During the financial year ended February 29, 2004, an aggregate of Cdn$79,000 was paid to the four non-executive directors and the Company granted stock options to the four non-executive directors to purchase an aggregate of 400,000 Common Shares.

Other Arrangements

None of the directors of the Company were compensated in their capacity as a director by the Company and its subsidiaries during the financial year ended February 29, 2004 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

Compensation for Services

During the financial year ended February 29, 2004, one of the non-executive directors was paid Cdn$6,000 as a consulting fee in connection with a site visit.

Directors’ and Officers’ Liability Insurance

The Company has purchased, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary, in an amount commensurate for companies of Yamana’s size and maturity.

Composition of the Compensation Committee

The Compensation Committee is composed of three directors of the Company, two members are neither officers nor employees of the Company or any of its subsidiaries. At February 29, 2004, the members of the Compensation Committee were: Lance Tigert (Chairman), James Askew and Peter Marrone. Mr. Marrone is a non-voting member of the Compensation Committee with the right to attend meetings of the committee.

Report on Executive Compensation

When determining the compensation of the Company’s executive officers, including the Named Executive Officers, the Compensation Committee considers the objectives of: (i) recruiting and retaining the executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation paid to executive officers consists of the following three components:

(a)	base salary;
(b)	bonus; and
(c)	long-term incentive in the form of stock options granted in accordance with the Share Inventive Plan.

Base Salary

The base salary of each particular executive officer is determined by an assessment by the Board of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

Bonus

Bonuses are performance based short-term financial incentives. Bonuses are based on certain indicators such as personal performance, team performance and/or corporate financial performance.

Long-Term Incentive

The Company provides a long-term incentive by granting options to executive officers through the Share Incentive Plan. The options granted permit executives to acquire Common Shares at an exercise price equal to the closing market price of such shares under option on the trading day immediately preceding the date on which the option was granted. The objective of granting options is to encourage executives to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive to consider the long-term interests of the Company and its shareholders.

Compensation of Chief Executive Officer

The components of the Chief Executive Officer’s compensation are the same as those which apply to the other senior executive officers of the Company, namely base salary, bonus and long-term incentives in the form of stock options. These components are set forth in Mr. Marrone’s employment agreement and provide for a minimum base salary of Cdn$350,000 per year and a supplement to be paid after the year end of one-third of his base salary. The Chairman of the Compensation Committee presents recommendations of the Compensation Committee to the Board with respect to the Chief Executive Officer’s compensation. In setting the Chief Executive Officer’s salary, the Compensation Committee reviews salaries paid to other senior officers in the Company, salaries paid to other chief executive officers in the industry and the Chief Executive Officer’s impact on the achievement of the Company’s objectives for the previous financial year. During the financial year ended February 29, 2004, Mr. Marrone was also granted 1,250,000 stock options under the Share Incentive Plan (see “Option Grants During the Financial Year Ended February 29, 2004” table above for further details).

The foregoing report has been submitted by:	Lance Tigert (Chairman) James Askew

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Common Shares on February 28, 1999 against the cumulative total shareholder return of the S&P/TSX Composite Index and the TSX Gold and Precious Metals Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

The dollar amounts indicated in the graph above and in the chart below are as of February 28 in each of the years 1999 through 2003 and as of February 29 in 2004.

	1999	2000	2001	2002	2003	2004
Yamana Gold Inc.	100.00	86.54	46.15	22.12	28.85	625.00
S&P/TSX Composite Index	100.00	148.30	131.42	126.27	110.47	150.80
S&P/TSX Composite Index Gold	100.00	80.61	82.39	117.41	112.32	135.88

Statement of Corporate Governance Practices

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company's approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and U.S. requirements. The Company continues to monitor developments in Canada and the U.S. with a view to further revising its governance policies and practices, as appropriate.

The Company’s disclosure addressing each of the TSX’s current corporate governance guidelines is attached as Schedule “A” to this management information circular. This disclosure statement, including Schedule “A”, has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board.

Indebtedness of Directors, Executive Officers and Senior Officers

Other than as described below and elsewhere in this management information circular, none of the Company’s directors, executive officers or senior officers, nor any associate of such director, executive officer or senior officer has, during the financial year ended February 29, 2004, been indebted to the Company or any of its subsidiaries. In addition, none of the indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

The Company has agreed to fund the subscription agreements, on a non-interest bearing basis, of certain employees of the Company with respect to 808,000 Common Shares of the Company subscribed for by such employees as described below under the heading “Share Subscription Arrangements”.

Interest of Insiders in Material Transactions

Other than as described below and elsewhere in this management information circular, since the commencement of the Company’s last completed financial year, no insider of the Company, nominee for election as a director of the Company, or any associate or affiliate of an insider or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

During the financial year ended February 29, 2004, legal fees of Cdn$493,181 were paid to a firm in which the Corporate Secretary of the Company is a partner.

Election of Directors

The Company’s Articles of Incorporation and the CBCA provide that the Board consist of a minimum of three (3) and a maximum of ten (10) directors. The Board currently consists of seven (7) directors. At the Meeting, the seven (7) persons named hereunder will be proposed for election as directors of the Company. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company’s By-Laws.

The following table sets forth the name, municipality of residence, principal occupation or employment, date they first became a director of the Company and number of Common Shares beneficially owned by each nominee for election as a director of the Company. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at April 30, 2004.

Name and Municipality of Residence	Principal Occupation or Employment	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised
Peter Marrone(2)	President and Chief	July 31, 2003	2,066,667
Toronto, Ontario	Executive Officer of the
Company

Victor H. Bradley (1)(4)	Mining Consultant/	February 7, 1995	422,013
Montecito, California	Corporate Director

James Askew(2)(3)(4)	Professional Director,	July 31, 2003	Nil
Denver, Colorado	International Resource
Industry

Patrick J. Mars(1)(3)(4)	Mining Consultant/	August 16, 2001 (5)	20,897
Toronto, Ontario	Corporate Director

Juvenal Mesquita Filho	President of Mineracao	July 31, 2003	Nil(7)
Sao Paulo, Brazil	Santa Elina S/A

Antenor F. Silva, Jr	Chief Operating Officer of	July 31, 2003	Nil(7)
Rio de Janeiro, Brazil	the Company

Lance Tigert(1)(2)(3)	Mining Consultant/	February 7, 1995	10,000
Toronto, Ontario	Corporate Director
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Technical Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)	Mr. Mars also served as a director of the Company between February 7, 1995 and February 18, 1999.
(6)	Mr. Marrone also owns 208,333 common share purchase warrants of the Company and has subscribed for an additional 217,391 Common Shares of the Company, the issuance of which is subject to shareholder approval. See below under the heading “Share Subscription Arrangements”.
(7)	Each of Messrs. Filho and Silva has subscribed for 208,695 Common Shares of the Company, the issuance of which is subject to shareholder approval. See below under the heading “Share Subscription Arrangements”.
(8)	Mr. Mars also owns 10,000 common share purchase warrants of the Company.

Each of the foregoing individuals has held his present principal occupation or other office or position with the same firm set opposite his name for the past five years, except for: Mr. Marrone who, from 2001 to July 2003, was Executive Vice President and Managing Director, Investment Banking of Canaccord Capital Corporation and prior thereto, from 1994 to 2001, was a partner at the law firm of Cassels Brock & Blackwell LLP; Mr. Bradley who, prior to July 2003, was President and Chief Executive Officer of the Company; Mr. Askew who, from March 1999 to October 1999, was President and Chief Executive Officer of Golden Star Resources Ltd. and prior thereto, from September 1998 to March 1999, was President and Chief Executive Officer of Rayrock Resources Inc.; Mr. Mars who, from January 1999 to May 2001, was Chairman and Director of First Marathon Securities (UK) Ltd. (later acquired by National Bank of Canada); Mr. Mesquita Filho who from September 1994 to April 2003, was Director of Santa Elina; Mr. Silva who, prior to July 2003, was President of Santa Elina; and Mr. Tigert who, prior to his retirement in December 2002, was Senior Vice President, Project Development of Noranda Inc.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Deloitte & Touche LLP, Chartered Accountants, were first appointed as auditors of the Company since its incorporation in 1995.

For the financial year ended February 29, 2004, the Company paid Deloitte & Touche LLP total fees of Cdn$410,630. These fees comprised Cdn$392,930 for audit-related services. Audit-related fees include fees relating to the review of quarterly financial statements and consultations regarding financial accounting and reporting standards.

Share Subscription Arrangements

On July 31, 2003, the Board approved, subject to receipt of all regulatory and shareholder approvals, a resolution authorizing subscriptions for the issuance of an aggregate of 808,000 Common Shares to certain employees of the Company at an issue price of Cdn$1.67 per share. In connection with the reverse takeover of the Company by Santa Elina Mines Corporation in August 2003, the Company agreed to grant an aggregate of 5 million options to purchase Common Shares at an exercise price of $1.20 per share, being the issue price of the subscription receipts sold pursuant to the $55.5 million equity financing completed by the Company in July 2003. As these options were subsequently granted at an exercise price of $1.67 per share, to accommodate the difference in value, the Company has committed to issue 808,000 Common Shares to the optionees on a pro rata basis. The Company has agreed to fund the subscription obligations. The funding is non-interest bearing. The employees of the Company and the number of Common Shares proposed to be issued to such persons are set forth in the following table:

Name	Number of Common Shares to be Issued
Peter Marrone	217,391
Antenor Silva	208,695
Charles Main	68,870
Juvenal Mesquita Filho	208,695
Greg McKnight	69,565
Seiti Nakamura	17,392
Evandro Cintro	17,392
Total	808,000

The TSX has conditionally approved the issuance of the shares, subject to shareholder approval. Approval of the issuance of the foregoing Common Shares requires the affirmative vote of a majority of the votes cast at the Meeting other than votes attaching to securities beneficially owned by the employees of the Company set forth in the table above. Accordingly, to the knowledge of the Company, the votes attaching to 2,066,667 Common Shares will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained. Certain shareholders of the Company, holding an aggregate of 33,235,713 Common Shares of the Company, representing approximately 35% of the Company’s outstanding Common Shares, have agreed to vote in favour of the resolution. The Board recommends that shareholders vote for the adoption of the resolution.

If the requisite shareholder approval is not obtained in respect of the issuance of such Common Shares, they will not be issued.

Unless otherwise indicated, the persons named in the accompanying proxy intend to vote for the resolution with respect to the issuance of 808,000 Common Shares to certain employees of the Company on any ballot requested or required by law.

The text of the resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“NOW THEREFORE BE IT RESOLVED THAT:

1.	The subscriptions relating to the issuance of 808,000 Common Shares to certain employees of the Company on the terms described in the Management Information Circular of the Company dated May 21, 2004 is hereby accepted, authorized and approved.

2.	The Company be and it is hereby authorized and directed to issue such Common Shares as fully paid and non-assessable share of the Company.

3.	Any director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other deeds, documents, instruments and assurances, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the intent of the foregoing resolution.”

Increase in Number of Common Shares Reserved for Issuance Upon
Exercise of Options Under the Share Incentive Plan

Shareholders are being asked to authorize and approve a resolution authorizing an amendment to the Share Incentive Plan to increase the maximum number of Common Shares that may be reserved for issuance upon exercise of options granted thereunder and under all other compensation plans from 6,910,246 to 9,500,000, approximately 10% of the issued and outstanding Common Shares (approximately 7% of the issued and outstanding Common Shares on a fully-diluted basis) as at April 30, 2004. The number of Common Shares reserved for issuance upon the exercise of options is proposed to be increased by 2,589,754 Common Shares due to the significant increase in the Company’s issued and outstanding Common Shares since the last annual and special meeting of shareholders. Management of the Company believes that the proportion of the number of Common Shares issuable under the Share Incentive Plan relative to the number of issued and outstanding Common Shares is within a competitive range in its industry.

As at April 30, 2004, there were approximately 318,286 additional Common Shares available for issuance upon the exercise of options which remain available to be granted under the Share Incentive Plan, representing approximately 0.33% of the number of issued and outstanding Common Shares (approximately 0.22% of the issued and outstanding Common Shares on a fully-diluted basis). After giving effect to the increase in the number of Common Shares reserved for issuance by 2,589,754 Common Shares, as at April 30, 2004 there will be approximately 2,908,040 additional Common Shares available for issuance upon the exercise of options which remain available to be granted under the Share Incentive Plan, representing approximately 3% of the number of issued and outstanding Common Shares (approximately 2% of the issued and outstanding Common Shares on a fully-diluted basis).

All other provisions of the Share Incentive Plan will remain in full force and effect. The Board has approved the amendment to the Share Incentive Plan, subject to shareholder and stock exchange approvals.

The Share Incentive Plan provides that the maximum number of Common Shares which may be reserved for issuance to any one insider and such insider’s associates pursuant to share options granted under the Share Incentive Plan or any other share compensation arrangement may not exceed 5% of the Common Shares outstanding at the time of grant (on a non-diluted basis). Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Share Incentive Plan.

The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the Share Incentive Plan.

The Board recommends that shareholders vote for the adoption of the resolution. In order to be effective, the resolution must be approved by the affirmative vote of a majority of the votes cast at the Meeting in respect of such resolution.

Unless otherwise indicated, the persons named in the accompanying proxy intend to vote for the resolution with respect to the increase in the number of shares available for issuance under the Share Incentive Plan on any ballot requested or required by law.

The text of the resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“NOW THEREFORE BE IT RESOLVED THAT:

1.	The Company’s share incentive plan be and same is hereby amended to provide that the number of Common Shares reserved for issuance upon exercise of options granted thereunder and under all other compensation plans be increased from 6,910,246 to 9,500,000.

2.	Any director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other deeds, documents, instruments and assurances, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the intent of the foregoing resolution.”

Directors’ Approval

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS (signed) Peter Marrone President and Chief Executive Officer

Toronto, Ontario
May 21, 2004

SCHEDULE “A”

YAMANA GOLD INC.
ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

The following table indicates how the corporate governance practices of the Company align with the TSX Corporate Governance Guidelines:

TSX Corporate Governance Guidelines	Corporate Governance Practices of the Company

1.	Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:	The Board is responsible for the stewardship of the business and affairs of the Company and it reviews, discusses and approves various matters related to the Company's operations, strategic direction and organizational structure to ensure that the best interests of the Company and its shareholders are being served. The Board's duties include social responsibility issues and environmental matters.

a)	Adoption of a strategic planning process	The duties of the Board include the review of strategic business plans and corporate objectives, the approval of the annual operating plan and the approval of capital expenditures, acquisitions, dispositions, investments and financings that exceed certain prescribed limits.

The Board monitors management on a regular basis. Management of the Company is aware of the need to obtain Board approval for significant corporate or business transactions outside of the normal course of business. Less significant activities which can be addressed by management are often reported to the Board, with whom management has a good working relationship.

b)	Identification of principal risks, and implementing risk management systems	The Board and its Audit Committee identify the principal risks of its business and ensure the implementation of appropriate systems to manage such risks.

c)	Succession planning and monitoring senior management	The Board is responsible for establishing processes for succession planning, reviewing succession plans and appointing and monitoring the performance of senior executives.

d)	Communications policy	The communications policy of the Company is reviewed by its Board periodically and provides that communications with all constituents will be made in a timely, accurate and effective manner. The Company communicates regularly with shareholders through press releases, as well as annual and quarterly reports. Investor and shareholder concerns are addressed on an on-going basis by the Investor Relations department and, as required, by the President and Chief Executive Officer of the Company.

TSX Corporate Governance Guidelines	Corporate Governance Practices of the Company

and, as required, by the President and Chief Executive Officer of the Company.

The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner. The Company has few concerns or complaints expressed to it by shareholders, but attempts to deal with any concerns or complaints that it does receive effectively, in an informal manner.

e)	Integrity of internal control and management information systems	The Board and its Audit Committee are responsible for the supervision of the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to assure compliance with applicable laws.

2.	a)	Majority of directors should be unrelated	Under the current TSX Corporate Governance Guidelines, an unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director.

The Board is currently comprised of seven (7) members, four (4) of whom are considered to be unrelated directors.

b)	If the corporation has a significant shareholder, the board should include directors who do not have interests in or relationships with the corporation or such significant shareholder	The Company has one significant shareholder, Santa Elina Mines Corporation, which owns 27,235,713 (28.7%) common shares of the Company as well as 16,442,856 common share purchase warrants of the Company. The TSX Guidelines define a significant shareholder as a shareholder with the ability to exercise a majority of the votes for the election of the Board. The Company has an open line of communication with the significant shareholder which it believes satisfies the requirement for fairly reflecting the investment of minority shareholders in the Company.

3.	Disclose, for each director, whether he is related, and how that conclusion was reached	Peter Marrone, President and Chief Executive Officer of the Company, is considered to be a related director because he is employed by the

TSX Corporate Governance Guidelines	Corporate Governance Practices of the Company

Company and is a member of management.

Juvenal Mesquita Filho, President of a subsidiary of the Company, is considered to be a related director because he is employed by a subsidiary of the Company on a consultant basis.

Antenor Silva, Chief Operations Officer of the Company, is considered to be a related director because he is employed by the Company and is a member of management.

Victor Bradley is now considered to be an unrelated director as he no longer has any business or employment relationships with the Company.

James Askew, Patrick Mars and Lance Tigert are unrelated directors as they do not have any business or employment relationships with the Company.

The shareholdings of each current director are disclosed in the management information circular under the heading "Election of Directors".

4.	Appoint a committee of directors, composed exclusively of outside (non-management) directors, a majority of whom are unrelated, responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis	The Corporate Governance and Nominating Committee is responsible for recruiting new directors, proposing new director nominees to the Board and reviewing the performance and qualification of existing directors.

5.	Implement a process for assessing the effectiveness of the board, its committees and individual directors	The Corporate Governance and Nominating Committee is responsible for reviewing on a periodic basis the directors size and composition of the Board and assessing the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors.

6.	Provide an orientation and education program for new directors	The Corporate Governance and Nominating Committee is responsible for providing an orientation and education program for new members of the Board.

7.	Implement a process to examine size of board, with a view to improving effectiveness	The Board is of the view that its current size (seven (7) directors) is conducive to effective decision-making.

8.	Board should review compensation of directors in light of risks and responsibilities	The Compensation Committee reviews the adequacy and form of, and recommends to the Board, compensation including annual retainer, meeting fees, option grants and other benefits received by directors to ensure that the compensation received by the directors accurately reflects the risks and responsibilities involved in being an effective director.

TSX Corporate Governance Guidelines	Corporate Governance Practices of the Company

9.	Committees of the board should generally be composed of outside (non-management) directors, a majority of whom are unrelated directors	There are four committees of the Board: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Technical Committee.

The Audit Committee meets at least once each quarter and reviews the annual and quarterly financial statements, matters relating to the securities commissions, investments and transactions that could adversely affect the well-being of the Company. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Company. The members of the Audit Committee are Victor Bradley (Chairman), Patrick Mars and Lance Tigert, all of whom are unrelated directors.

The Compensation Committee meets as required to review compensation for senior management. The members of the Compensation Committee are Lance Tigert (Chairman), James Askew and Peter Marrone. Mr. Marrone is a non-voting member of the Compensation Committee with the right to attend meetings of the committee. The other two members of the Compensation Committee are unrelated directors.

The Corporate Governance and Nominating Committee meets at least once each year or more frequently as circumstances require. The Corporate Governance and Nominating Committee may ask members of management or others to attend meetings or to provide information as necessary. In addition, the Corporate Governance and Nominating Committee or, at a minimum, the Chairman of such committee may meet with the Company's external corporate counsel to discuss the Company's corporate governance policies and practices. The members of the Corporate Governance and Nominating Committee are Patrick Mars (Chairman), James Askew and Victor Bradley, all of whom are unrelated directors.

The Technical Committee provides assistance to the Board in fulfilling its oversight responsibilities and assists management with respect to the development and implementation of plans, budgets, monitoring systems, policies and best practices of the Company relating to exploration, development, operational, environmental

TSX Corporate Governance Guidelines	Corporate Governance Practices of the Company

and health and safety matters. The members of the Technical Committee are James Askew (Chairman), Patrick Mars and Lance Tigert, all of whom are unrelated directors.

Other matters are considered by the full Board. As required by applicable law or when circumstances warrant, the Board may strike ad hoc committees.

10.	Board should expressly assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues	The Board has assigned responsibility for the Company's approach to corporate governance issues to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is currently conducting a review of the Company's corporate governance practices to ensure continued compliance with applicable stock exchange rules and applicable laws.

11.	a)	Define limits to management's responsibilities by developing mandates for:

(i)	the board	Currently, there is no specific written mandate of the Board, other than the corporate standard of care set out in the governing corporate legislation of the Company, the Canada Business Corporations Act (the "CBCA"). The CBCA indicates that each director and officer of a Company governed by it, in exercising his or her powers and discharging his or her duties, shall act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board explicitly assumes responsibility for stewardship of the Company, including the integrity of the Company's internal control and management information systems. A specific written mandate for the Board is currently under review by the Corporate Governance and Nominating Committee.

Although the Board supervises, directs and oversees the business and affairs of the Company, it delegates the day-to-day management to others, while reserving the ability to intervene in management decisions and to exercise final judgment on any matter.

In order to carry out the foregoing responsibilities, the Board meets as required by circumstances.

The Board expects management to operate the business in accordance with the mandate referred

TSX Corporate Governance Guidelines	Corporate Governance Practices of the Company

to above and to maximize shareholder value, consistent with public and employee safety and the other objectives referred to above. The results of the management activities are reviewed continually by the Board.

(ii)	the Chief Executive Officer	The objective set for the Chief Executive Officer by the Board is the general mandate to implement the approved corporate objectives and the strategic business plan (see Item 1(a) above).

b)	Board should approve Chief Executive Officer's corporate objectives	See Item 11(a)(ii) above.

12.	Implement structures and procedures to ensure the Board can function independently of management	The Board has appointed a Chairman who is other than the Chief Executive Officer.

13.	Establish an Audit Committee, composed only of outside directors, with a specifically defined mandate	See Item 9 above.

14.	Implement a system to enable individual directors to engage outside advisors, at the corporation's expense	Each committee of the Board and, in appropriate circumstances and with the approval of the Board, an individual director may engage outside advisors, independent of management, at the expense of the Company.

SCHEDULE “B”

SECTIONS 619 AND 622 OF THE TSX COMPANY MANUAL

Price

619.   The Exchange will not accept an issuance of securities by way of private placement unless all of the following conditions are met: (For the purposes of this Section, a private placement of unlisted convertible securities shall be deemed to be a private placement of the underlying listed securities at a price equal to the lowest possible conversion price.)

(a)	The listed company must give the Exchange’s Advisory Affairs Division written notice of the proposed private placement. The notice should be in the form of a Notice of a Proposed Private Placement (Appendix D), accompanied by a covering letter. The date on which notice shall be deemed to be given (the “Date of Notice”) shall be, in the case of a notice that is mailed, the date on which the notice is deposited in a post office or public letter box. During periods of postal disruption, listed companies shall be expected to use alternative means of effecting prompt delivery.

(b)	The price per security must not be lower than the closing market price of the security on the TSX on the trading day prior to the Date of Notice (the “Market Price”), less the applicable discount as follows:

Market Price	Maximum Discount Therefrom

$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(c)	Subject to paragraph (e), within 30 days from the Date of Notice, the listed company must file with the Exchange’s Advisory Affairs Division a Private Placement Questionnaire and Undertaking (Form P1 —Appendix D) completed by each proposed purchaser, and all other documentation requested by the Exchange.

(d)	The transaction must not close and the securities must not be issued prior to acceptance thereof by the Exchange and, subject to paragraph (e), not later than 45 days from the Date of Notice.

(e)	An extension of the time period prescribed in paragraph (c) or (d) may be granted in justifiable circumstances, provided that a written request for an extension is filed with the Exchange’s Advisory Affairs Division in advance of the expiry of the 30-day or 45-day period, as the case may be.

(f)	The listed company must give the Exchange immediate notice in writing of the closing of the transaction.

Warrants

622.  Warrants to purchase listed securities may be issued to a private placement purchaser if:

(a)	the listed company satisfies the Exchange that the warrants and the provisions attaching to them are essential to the proposed financing; and

(b)	all of the following conditions are met:

(i)	If the securities purchased initially by the private placee are listed securities, the warrants must not entitle the holder to purchase a greater number of listed securities than the number of securities purchased initially. If the securities purchased initially are convertible into listed securities, the warrants must not entitle the holder to purchase a greater number of listed securities than the number of securities issuable upon conversion of the securities purchased initially. If the securities purchased initially are neither listed securities nor convertible into listed securities, the warrants must not entitle the holder to purchase a greater number of listed securities than the number obtained by dividing the initial proceeds of the private placement by the Market Price per security as defined in Section 619.

(ii)	The warrant exercise price must not be less than the Market Price as defined in Section 619 (i.e. with no discount). The procedure set out in paragraphs (a), (c), (d), (e) and (f) of Section 619 must be followed in this regard, the “price” being the warrant exercise price for this purpose.

(iii)	The warrants must be exercisable during a period not extending beyond five years from the date of the closing of the private placement transaction.